Exhibit 99.2

2012 Third Quarter Results Presentation November 13 , 20 12

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 2 Safe Harbor Statement and Currency Convenience Translation Safe Harbor Statement Statements in this release contain “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined in the Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for sequential growth in the fourth quarter 2012 , the ability of the Company to introduce new game types to maintain its growth rates and profitability that exceed the industry average, the ability of the Company to successfully diversify its revenues, the sustained progress and performance of ZT Online 2 after the launch of its first new expansion pack and micro - client version, the sustained growth and diversity of the Company’s user base after the launch, distribution and testing of pipeline games, including MMO games, that are part of the Company’s portfolio diversification strategy, the ability for World of Xianxia to become another blockbuster MMORPG of the Company, the ability of the Company to implement its strategy in connection with webgames such as the expected commercial launches of Genesis of the Empire and The Sky, and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline . These forward - looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward - looking statements . Among the factors that could cause our actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2 , unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on ZT Online 1 Series and ZT Online 2 , which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, first FPS game or other diversification or distribution efforts to grow as successful as expected, our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates . The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20 - F for the fiscal year 2011 , as filed with the Securities and Exchange Commission on April 23 , 2012 and in our amended annual report on Form 20 - F/A for fiscal year 2011 , as filed with the Securities and Exchange Commission on September 26 , 2012 ; both of which are available on the Securities and Exchange Commission’s website at www . sec . gov . For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report for fiscal year 2011 . Our actual results of operations for the third quarter of 2012 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to the Company, which is subject to change . Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this press release . Such information speaks only as of the date of this release . Currency Convenience Translation This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US $ ) at the rate of US $ 1 . 00 to RMB 6 . 2848 , which was the noon buying rate as of September 30 , 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York . The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all .

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 3 © 2012 Giant Interactive Group, Inc. All Rights Reserved Giant Interactive Group A Leading Online Game Developer & Operator

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 4 Giant: NYSE Listed NYSE IPO: November 1, 2007 Ticker: GA Market Cap: US$1.2 Billion November 12, 201 2 Fully Diluted Shares: Approximately 243 Million About Giant: Headquarters: Shanghai, China Employees: Approximately 2,000; including 1,000 developers Investor Information: www.ga - me.com

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 5 © 2012 Giant Interactive Group, Inc. All Rights Reserved Key Operational and Financial Highlights

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 6 Q3 Operational Highlights ● Top and bottom line continues to achieve growth ● MMORPG provides diversification opportunities and remains our core strategy − ZT Online 2 a major revenue growth driver ▪ Continued momentum from 1 st part of expansion pack launch in August ▪ Micro - client version gaining new users everyday and began revenue contribution ▪ Overseas strategies progressing as expected − World of Xianxia as another potential blockbuster ▪ Encouraging feedbacks from limited account testing ● Webgames − Conducted engineering testing on Genesis of the Empire and The Sky ● Glorious Mission Exceeded Expectations − Single - player campaign version attracted 1 million downloads

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 7 Mid to Long Term Growth Catalysts ● Webgame as pivotal business initiative in 2013 − Develop elite products to capture a growing and incremental gaming market ● Diversification of game portfolio − Attract new types of gamers − Drawing new partners overseas to extend global reach ● Strong game pipeline − World of Xianxia , soft launch in 4Q12 with large - scale marketing in March or April − Webgames, commercial launches in 1Q13 ▪ Genesis of Empire ▪ The Sky − Glorious Mission , targets engineering testing in 1Q13

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 8 Key Quarterly Operating Metrics Active Paying Accounts (APA) Accounts in Thousands 238 233 228 221 217 212 216 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 Average Revenue per User (ARPU) RMB Average Concurrent Users (ACU) 667 694 586 685681 661 654 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 Users in Thousands Peak Concurrent Users (PCU) 2,122 2,297 2,339 2,307 2,3282,288 1,916 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 Users in Thousands

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 9 Solid Profitability and High Margins Net Income Attributable to Company’s Shareholders US Dollars in millions Net Revenue US Dollars in millions 1.6 56.6 46.4 48.4 40.0 49.6 39.2 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 78.6 86.4 67.5 71.8 80.8 83.1 61.6 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 Gross Profit Margin 86.3% 84.4% 87.3%86.7%86.2% 85.5% 86.2% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 Margin of Net Income Attributable to Company’s Shareholders 49.8% 57.4% 2.3% 78.9% 57.4% 58.2% 65.0% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 • 2Q11 Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 2Q11 Margin of Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend.

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 10 Q3 2012 Key Financial Highlights (In millions, except EPS data) Q3 2012 US$ Q3 2012 RMB Q2 20 12 RMB Q - o - Q % Q3 20 11 RMB Y - o - Y % Margins Total Net Revenue 86.4 543.2 528.2 2.8% 457.9 18.6% Cost of Services 12.0 75.1 67.1 12.0% 63.3 18.7% Gross Profit 74.5 468.1 461.1 1.5% 394.6 18.6% 86.2% Operating Expenses 22.6 141.7 133.2 6.4% 113.7 24.7% Income from Operations 51.9 326.4 327.9 - 0.5% 280.9 16.2% 60.1% Net Income Attributable to the Company’s Shareholders 49.6 311.7 307.2 1.4% 361.3 - 13.7% 57.4% Basic EPS (RMB) 1.32 1.30 1.5% 1.54 - 14.3% Diluted EPS (RMB) 1.28 1.26 1.6% 1.53 - 16.3% Q2 20 12 US$ Q - o - Q % Q3 20 11 US$ Y - o - Y % Basic EPS (US$) 0.21 0.20 5.0% 0.24 - 12.5% Diluted EPS (US$) 0.20 0.20 0.0% 0.24 - 16.7%

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 11 Strong Balance Sheet (In millions) Sep 30, 2012 US$ Sep 30, 2012 RMB Jun 30 , 20 12 RMB Sep 3 0 , 20 11 RMB Cash, Cash Equivalents & Short - Term Investments 372.0 2,337.7 1,998.7 1,914.8 Current Assets 431.3 2,710.5 2,364.5 2,228.5 Total Assets 652.3 4,099.7 3,729.1 3,297.9 Current Liabilities 152.3 957.0 897.1 1,017.2 Total Liabilities 156.3 982.3 922.6 1,025.5 Giant Interactive Group Inc.’s Equity 487.5 3,063.7 2,738.9 2,271.1 Non - controlling Interest 8.6 53.8 67.6 1.2 Total Liability and Equity 652.3 4,099.7 3,729.1 3,297.9

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 12 © 2012 Giant Interactive Group, Inc. All Rights Reserved Operational Updates

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 13 Flagship Game Segmentation Strategy Games Game History and Initiatives ZT Online ● Launched in January 2006 ● Self - developed Free - To - Play 2D MMORPG ● Also available in Greater China, Vietnam and Russia ● Held PK tournaments and introduced new gameplay in 3Q12 ● To launch expansion pack in 1Q13 ZT Online Classic ● Open beta testing launched at end of 3Q08 ● Retro ZT Online features designed to target players who prefer the 2006 version of ZT Online ● Released new selection of gameplay in 3Q12 ZT Online Green ● Open beta testing launched at end of 1Q10 ● Revised in - game economy benefiting lower - spending and non - paying players to further diversify our user base ● Optimized in - game upgrading system in 3Q12 ZT Online 2 ● Brand new Free - To - Play 2D MMORPG ● 3 rd generation in - game economy providing a fairer system to more gamers ● Unlimited closed beta testing launched in November 2010 ● First part of new expansion pack launched in August 2012 , with second part to release in 4Q12 ● Micro - client version launched on Qihoo 360 platform in September 2012 ● To add additional servers for micro - client version in 4Q12

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 14 Product Portfolio & Pipeline Existing Games Game History and Initiatives Giant Online • 2.5D modern military themed MMORPG • Open beta testing launched at end of 1Q08 XT Online • 2.5D ancient Chinese fantasy martial arts MMORPG • Open beta testing initiated in September 2011 The Golden Land • Browser - based webgame with a medieval strategy theme • Licensed to Taiwan, Korea, Japan, Thailand, USA, Europe, Turkey, Brazil and Russia Elsword • Licensed 3D side - scrolling, action casual game developed by KOG Co., LTD of South Korea • Closed beta testing in November 2011 and open beta testing in December 2011 • To release new expansion pack to commemorate first anniversary of commercial launch in 4Q12 Allods Online • Licensed 3D free - to - play fantasy & sci - fi MMORPG developed by Mail.Ru Games of Russia • Launched closed beta testing in 3Q12 • To release first expansion pack in 4Q12 Upcoming Games Game History and Initiatives World of XianXia • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Conducted second round of engineering testing with limited accounts in September 2012 • To begin unlimited closed beta testing in 4Q12 with large scale marketing in March or April 2013 Webgames • Genesis of the Empire , an ARPG based on the Three Kingdoms era, engineering testing in 3Q12 and commercial launch in 1Q13 • The Sky , an ARPG based on the core gameplays and features of the ZT Online franchise, engineering testing in 3Q12 and commercial launch in 1Q13 Glorious Mission • Online FPS game using the Unreal 3 engine and supported by the Chinese military • Released upgraded single - player campaign version in 3Q12 • Online version under development and targeting engineering testing in 1Q13

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 15 © 2012 Giant Interactive Group, Inc. All Rights Reserved Business Outlook

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 16 Diversify Game Development Pipeline with New Genres and Webgames as a Strategic Priority to Grow Player Base Leverage the Continued Growth Domestically and Expand Beyond China with Webgames as Conduit to Additional Overseas Markets Expansion Pursue Opportunities for Investments and Strategic Collaborations with Third - Parties to Expand User Base and Enhance Development Capabilities 1 2 3 Growth Strategies To Develop and Operate the Largest Online Game Network in Asia

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© 2012 Giant Interactive Group, Inc. All Rights Reserved 17 For the fourth quarter, the Company expects higher sequential revenue growth when compared to the third quarter due to contributions from multiple new games Near - Term Expectation

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NYSE: GA Thank You www.ga - me.com

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